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                          January 15, 2021

       Neil Cohen
       Interim Chief Executive Officer
       Anchiano Therapeutics Ltd.
       One Kendall Square
       Building 1400E
       Suite 14-105
       Cambridge, MA 02139

                                                        Re: Anchiano
Therapeutics Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed January 13,
2021
                                                            File No. 333-252070

       Dear Mr. Cohen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joshua A. Kaufman, Esq.